

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

UBS Financial Services Inc.
(a Subsidiary of UBS Americas Inc.)
December 31, 2016
With Report of Independent
Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Financial Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Harbor Boulevard
(No. and Street)

Weehawken	New Jersey	07086
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Fainsbert **201-352-4373**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Fainsbert, affirm that, to the best of my knowledge and belief, the accompanying consolidated statement of financial condition pertaining to UBS Financial Services Inc., as of December 31, 2016, is true and correct. I further affirm that neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a customer, except security accounts of principal officers and directors that are classified as customer accounts (debits $233,425, credits $329,701).



March 2 , 2017

Amy Fainsbert

Chief Financial Officer
Managing Director

STATE OF NEW JERSEY



Sworn to before me this
2 th day of March, 2017

BERNADETTE C. PEHRSON
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 2/17/2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Comprehensive Income.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☒ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of - consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS Financial Services Inc.

Consolidated Statement of Financial Condition

December 31, 2016

Contents



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Report of Independent Registered Public Accounting Firm

The Board of Directors of UBS Financial Services Inc.

We have audited the accompanying consolidated statement of financial condition of UBS Financial Services Inc. ("the Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of UBS Financial Services Inc. at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

March 2, 2017

UBS Financial Services Inc.

Consolidated Statement of Financial Condition
December 31, 2016
(Amounts in Thousands of Dollars)

Assets

Cash and cash equivalents	$	925,934
Cash and securities segregated and on deposit for federal and other regulations		2,541,892
Collateralized agreements:		
Securities purchased under agreements to resell		1,615,339
Securities borrowed		998,219
Receivables:		
Clients (net of allowance for doubtful accounts of $596)		4,713,939
Brokers, dealers and clearing organizations		1,286,529
Dividends and interest		3,904
Fees and other		214,627
Financial instruments owned, at fair value		483,064
Financial instruments owned, pledged as collateral, at fair value		78,567
Receivables from affiliated companies		62,723
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $972,361)		681,552
Goodwill and intangibles		554,814
Deferred tax asset		1,076,441
Other assets		478,863
Total assets	$	15,716,407

Liabilities and stockholder's equity

Collateralized agreements:		
Securities sold under agreements to repurchase	$	198,381
Securities loaned		484,673
Payables:		
Clients (including free credit balances of $4,355,382)		5,810,411
Brokers, dealers and clearing organizations		134,256
Dividends and interest		9,220
Financial instruments sold, not yet purchased, at fair value		66,200
Accrued compensation and benefits		2,070,475
Payables to affiliated companies		635,718
Income taxes payable		4,380
Other liabilities and accrued expenses		1,470,031
		10,883,745
Subordinated liabilities		1,930,000
Stockholder's equity		2,902,662
Total liabilities and stockholder's equity	$	15,716,407

See notes to consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2016
(Amounts in Thousands of Dollars)

1. Organization

UBS Financial Services Inc. ("UBSFSI") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). UBSFSI's business activities include securities and commodities brokerage, investment advisory and asset management services to serve the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly owned subsidiary of UBS Americas Holding LLC ("UBSAHL"). UBSAHL was established in order to become the intermediate holding company for all United States subsidiaries of UBS Group AG pursuant to the new rules enacted for foreign banks in the United States. UBSAHL is a wholly owned subsidiary of UBS AG ("UBS") which is a wholly owned subsidiary of UBS Group AG.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated statement of financial condition include the accounts of UBSFSI and its wholly owned subsidiaries (collectively, the "Company"), the largest of which is UBS Financial Services Incorporated of Puerto Rico ("UBSFSIPR"). All material intercompany balances have been eliminated.

UBSFSI consolidates entities in which UBSFSI has a controlling financial interest. UBSFSI determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE"). At December 31, 2016, the Company does not have any interest in VIEs.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

financial condition and accompanying notes. Actual results could differ from those estimates. Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and disclosures of contingencies in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with an original maturity of three months or less when purchased. At December 31, 2016, the Company had cash equivalents of $9,664 in money market deposit accounts at cost, which approximates fair value.

Financial Instruments

Financial instruments owned, financial instruments owned, pledged as collateral, and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by

2. Summary of Significant Accounting Policies (continued)

UBS's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Equities: Equity securities are primarily traded on public stock exchanges where quoted prices are readily and regularly available. Equity securities not traded on a public stock exchange are valued using observable inputs.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Mutual funds: Mutual funds are generally valued using quoted market prices or valuation techniques which use observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

Corporate debt obligations: Corporate bonds are priced at fair market value, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are priced against yields derived from other securities by the same issuer or valued using similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced based on recent trades or broker and dealer quotes.

Certificates of deposit: These financial instruments have short and long term maturities and carry interest rates that approximate market. Certificates of deposit are valued at amortized cost plus interest which approximates fair value.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMOs are structured deals backed by specific pool collateral and are valued based on available trades or market comparable securities. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Collateralized Agreements

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements") are generally collateralized by U.S. government securities, and are accounted for as financing transactions at their contractual amounts, plus accrued interest which represents amounts at which the securities will be subsequently resold or repurchased.

For resale agreements, it is Company policy to obtain collateral in the form of securities, which has a fair value in excess of the original principal amount loaned. The Company is required to deliver securities to counterparties in order to collateralize repurchase agreements. The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

The Company manages credit exposure arising from resale and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company elects to net repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. As of December 31, 2016, the Company did not net any resale and repurchase agreements.

Securities borrowed and securities loaned transactions are recorded at the amount of cash advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral, principally cash. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate. Accrued interest on these transactions is reflected in dividends and interest receivable and payable on the consolidated statement of financial condition.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction. Amounts receivable and payable for principal transactions that have not reached their contractual settlement date are recorded as receivables from and payables to brokers, dealers and clearing organizations in the consolidated statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state, local and foreign jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC Topic 740 – "Income Taxes" ("ASC Topic 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC Topic 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Tax Benefits Associated With Share-Based Compensation

FASB ASC Topic 718, "Share-Based Payment" ("ASC Topic 718"), states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the statement of financial condition; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. The Company's taxable income for the current year does not include an excess deduction and accordingly, there is no limitation.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested, at least annually, for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If after the qualitative assessment the Company determines it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if the Company concludes otherwise, then it is required to perform the first step of the two-step impairment test. The Company has an unconditional option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two step goodwill impairment test. The Company may resume performing the qualitative assessment in any subsequent period. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill and intangible assets. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill and intangible assets is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

At December 31, 2016, the Company had goodwill and intangible assets resulting primarily from the acquisitions of Piper Jaffrey Companies and McDonald Investments in September 2006 and February 2007, respectively.

Goodwill as of December 31, 2016 was $553,158.

Intangible assets consist primarily of customer relationships arising from those business combinations. Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition. The Company's intangible assets are amortized over 10 years. At December 31, 2016 the Company held $1,656 of intangible assets, net of accumulated amortization of $147,850. The Company tests intangible assets, at least annually, for impairment by assessing whether the carrying value of the definite life intangible exceed the fair value of the asset, based upon its future expected cash flows.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Receivables from Client and Allowance for Doubtful Accounts

Receivables from clients consist primarily of margin loans and non-purpose loans (collectively, the "Loans"; refer to Note 5). The Company reports Loans from clients at the outstanding principal amount adjusted for any charge offs or allowances for doubtful accounts.

Any allowance for doubtful accounts represents the Company's estimate of losses inherent in the loan portfolio as of the consolidated statement of financial condition date. The Company's exposure to credit risk associated with its Loans is measured on an individual customer basis. All Loans are subject to the Company's credit review and monitoring procedures.

Loans are evaluated for impairment in accordance with FASB ASC 310, "Receivables". A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a Loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral. Loans are generally placed on non-accrual status at the point when a maintenance call is not satisfied by the borrower. Any accrued interest receivable related to a Loan that is placed on non-accrual status is added to the principal amount due. Payments received while a Loan is on non-accrual status are recorded as a reduction of principal. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the loan will be returned to accrual status.

Accounting Developments

Adopted in 2016

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment was effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2015. The Company adopted ASU 2014-12 on the effective date.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic ASC 205-40) ("ASU 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment was effective for fiscal years ending after December 15, 2016, and interim periods with annual periods beginning after December 15, 2016. The Company implemented ASU 2014-15 with no impact to its consolidated statement of financial condition.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). This amendment is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, etc. In addition to reducing the number of consolidation models from four to two, the new standard improves current generally accepted accounting principles by (i) placing more emphasis on risk of loss when determining a controlling financial interest (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. This amendment was effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Adoption of ASU 2015-02 did not have any impact on the Company's consolidated statement of financial condition.

Pending Adoption

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. The ASU's require an entity to recognize revenue as goods or services are transferred to the customer at an amount the entity expects to be entitled to in exchange for those goods or services. They also provide guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements requiring information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company will adopt the ASUs on the mandatory effective date of January 1, 2018 and will apply the ASU's on a modified retrospective basis, wherein the guidance is applied only to existing contracts as of the date of initial application, and to new contracts transacted after that date. The Company has performed a preliminary scoping for adoption of the ASUs and has drafted implementation documents. The Company continues to assess the impact of the new ASUs on its consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In January 2016 the FASB issued ASU 2016-01, Financial Instruments —Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). The amendment is intended to improve the recognition and measurement of financial instruments. This amendment is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently assessing the impact that ASU No. 2016-01will have on its consolidated statement of financial condition but does not anticipate a material impact.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 substantially changes how lessees account for operating lease commitments, requiring an on-balance sheet liability with a corresponding right of use asset to be recorded in place of the previous off balance sheet reporting. This amendment is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is currently assessing the impact that ASU No. 2016-02 will have on the Company's consolidated statement of financial condition.

In March 2016, the FASB issued ASU 2016-09, "Improvements to Employee Share-Based Payment Accounting" ("ASU 2016-09"), which is effective for the Company for the year ended December 31, 2018, with early adoption permitted. Among other changes, this amendment requires excess tax benefits and all tax deficiencies (including tax benefits of dividends on share-based payment awards) to be recognized as income tax expense or benefit in the income statement. The amendment also removes the requirement to delay recognition of an excess tax benefit until the tax benefit reduces income taxes otherwise payable. The amendment requires that cash flows related to excess tax benefits are classified as an operating activity with other income tax cash flows. The amendment also allows the Company to repurchase more of an employee's shares for tax withholding purposes without triggering liability accounting and provides an accounting policy election to account for forfeitures as they occur. The Company is currently assessing the impact that ASU No. 2016-09 will have on the Company's consolidated statement of financial condition.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"). The amendment, among other things, requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. The amendment is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In October 2016, the FASB issued ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory ("ASU 2016-16"). This amendment requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The effective date for the amendment is for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. The Company is currently assessing the impact that ASU 2016-16 will have on its consolidated statement of financial condition.

In October 2016, the FASB issued ASU 2016-17, Consolidation (Topic 810): Interest Held through Related Parties That are Under Common Control ("ASU 2016-17"). The amendment changes the evaluation of whether a reporting entity is the primary beneficiary of a VIE by changing how a reporting entity that is a single decision maker of a VIE treats indirect interests in the entity held through related parties that are under common control with the reporting entity. Under the amendment, a single decision maker is not required to consider indirect interests held through related parties that are under common control with the single decision maker to be the equivalent of direct interests in their entirety. Instead, a single decision maker is required to include those interests on a proportionate basis consistent with indirect interests held through other related parties. The amendment is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company is currently assessing the impact that ASU 2016-17 will have on its consolidated statement of financial condition but does not anticipate a material impact.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

3. Fair Value Measurement

At December 31, 2016, financial instruments owned and financial instruments sold, not yet purchased recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned, at fair value				
U.S. Government securities and agency obligations	$ 561	$ 852	$ –	$1,413
Equities	3,094	8,776	–	11,870
Mutual funds	9,841	173,928	8,527	192,296
Corporate debt obligations	–	46,050	–	46,050
State and municipal obligations	–	212,544	–	212,544
Certificates of deposit and money market funds	–	7,332	–	7,332
Mortgage-backed obligations	–	11,559	–	11,559
Total	$ 13,496	$461,041	$ 8,527	$ 483,064

	Level 1	Level 2	Level 3	Total
Financial instruments owned,				
pledged as collateral, at fair value				
U.S. Government securities and agency obligations	$ 78,567	$ –	$ –	$ 78,567

	Level 1	Level 2	Level 3	Total
Financial instruments sold, not yet				
purchased at fair value				
U.S. Government securities and agency obligations	$ 8,269	$ –	$ –	$ 8,269
Equities	2,133	11,151	–	13,284
Corporate debt obligations	–	38,754	–	38,754
State and municipal obligations	–	2,140	–	2,140
Certificates of deposit and money market funds	–	3,702	–	3,702
Mortgage-backed obligations	–	51	–	51
Total	$ 10,402	$ 55,798	$ –	$ 66,200

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

Transfer of financial instruments owned and financial instruments sold, not yet purchased would be recognized as of June 30 and December 31 each year. During the year ended December 31, 2016, the Company did not transfer any financial instruments owned or financial instruments sold, not yet purchased between Levels 1 and 2.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and UBSFSIPR. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the Funds. The fair value of these Funds is based on valuation techniques for which significant inputs are not based on observable market data.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The following table provides a reconciliation of the beginning and ending balances for the various classes of assets measured at fair value using unobservable inputs – Level 3.

	Financial Instruments Owned: Mutual Funds		Financial Instruments Owned: Mortgage-Backed Securities	
Beginning balance	$	4,505	$	50
Purchases		17,701		66
Sales		(13,515)		(66)
Redemptions				(50)
Net unrealized loss		(164)		-
Ending balance	$	8,527	$	-

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, categorized as Level 3 in the fair value hierarchy at December 31, 2016.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

	Financial Instruments Owned	Valuation Technique	Significant Unobservable Inputs	Range of Input Values
Mutual funds	$ 8,527	Internally developed model	Discount rate	11% - 32%

Financial assets and liabilities not measured at fair value

Other financial assets and liabilities are recorded by the Company at their contract values and include cash and cash equivalents, cash and securities segregated and on deposit for federal and other regulations, resale and repurchase agreements, securities borrowed and securities loaned, receivables and payables from (i) clients, (ii) brokers, dealers and clearing organizations, (iii) affiliated companies, (iv) dividend and interest, (v) fees and other receivables and subordinated debt.

All financial assets and liabilities carried at contract amounts that either have short-term maturities (one year or less) or bear market interest rates are carried at amounts that approximate fair value. The carrying value of Loans included in clients receivables approximate fair value as the Loans re-price daily and there is no stated maturity date.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's consolidated statement of financial condition. The following table excludes all non-financial assets and liabilities.

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Cash and cash equivalents	$ 925,934	$ 925,934	$ 925,934	$ -	$ -
Cash and Securities segregated and on deposit for federal and other regulations	2,541,892	2,541,892	925,934	2,230,000	
Securities purchased under agreements to resell	1,615,339	1,615,339	-	1,615,339	-
Securities borrowed	998,219	998,219	-	998,219	-
Receivables from clients	4,713,939	4,713,939	-	4,713,939	-
Brokers, dealers and clearing organizations	1,286,529	1,286,529	-	1,286,529	-
Dividends and interest	3,904	3,904	-	3,904	-
Fees and other	214,627	214,627	-	214,627	-
Receivables from affiliated companies	62,723	62,723	-	62,723	-

	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Liabilities:					
Securities sold under agreements to repurchase	$ 198,381	$ 198,381	$ -	$ 198,381	$ -
Securities loaned	484,673	484,673	-	484,673	-
Payables to clients	5,810,411	5,810,411	-	5,810,411	-
Brokers, dealers and clearing organizations	134,256	134,256	-	134,256	-
Dividends and interest	9,220	9,220	-	9,220	-
Payables to affiliated companies	635,718	635,718	-	635,718	-
Subordinated debt	1,930,000	1,930,000	-	1,930,000	-

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

4. Collateralized Agreements

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and for the Company's financing transactions.

Secured Financing Transactions-Maturities and Collateral Pledged

The following tables present gross obligations, prior to any netting as shown below, for repurchase agreements and securities loaned transactions by remaining contractual maturity and class of collateral pledged.

	Remaining Contractual Maturity				
	Overnight and Open	Less than 30 days	30-90 days	Over 90 days	Total
Securities sold under agreement to repurchase	$ 89,448	$ 99,358	$ 9,575	-	$ 198,381
Securities loaned	484,673				484,673
Total	$ 574,121	$ 99,358	$ 9,575	-	$ 683,054

Secured Financing by the Class of Collateral Pledged

Securities sold under agreement to repurchase

U.S. Government securities and agency obligations	$ 198,381
Total	$ 198,381

Securities loaned

Equities	$ 484,673
Total	$ 484,673

The Company does not have any transactions accounted for as a sale that results in the Company retaining substantially all of the exposure to the economic returns of the transferred asset.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

4. Collateralized Agreements (continued)

Offsetting of Collateral Agreements

The Company manages credit risk by entering into netting agreements with counterparties. These netting agreements generally enable the counterparties to offset liabilities against assets received in the event that the counterparty to the transaction is unable to fulfill its contractual obligation. The Company offsets these financial assets and financial liabilities on the consolidated statement of financial condition only when it has an enforceable legal right to offset the respective recognized amounts and intends to settle on a net basis.

The following table presents information regarding the offsetting of financial assets and liabilities.

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition[2]	Net Amount[3]
Financial assets					
Securities borrowed	$ 998,219	$ —	$ 998,219	$ (992,098)	$ 6,121
Securities purchased under agreements to resell [1]	1,615,339	—	1,615,339	(1,615,339)	—
Financial liabilities					
Securities loaned	484,673	—	484,673	(478,651)	6,022
Securities sold under agreements to repurchase	198,381	—	198,381	(198,381)	—

(1) Balance excludes $2,230,000 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with applicable offsetting account guidance ASC 210-20-45-11.

(3) In some cases, collateral exchanged with a counterparty exceeds the net asset or liability balance with that counterparty. In such cases, the amounts reported in this column are limited to the related asset or liability with the counterparty.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

4. Collateralized Agreements (continued)

In the normal course of business, the Company receives margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to re-pledge or resell the securities to others. At December 31, 2016, the Company obtained and had available securities with a fair value of approximately $7,968,135 on such terms, of which approximately $3,211,042 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

5. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Clients' securities and commodities transactions are recorded on a settlement date basis.

Receivables include margin loan transactions whereby the Company will make a loan to a client for purposes of financing the purchase of securities. These transactions are conducted through margin accounts. Additionally, the Company provides securities based lending that allow clients to borrow against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities ("Non-purpose loans").

The client is required to post collateral in excess of the value of the margin or non-purpose loans and the collateral must meet certain lending value criteria as defined by the Company. Collateral is monitored daily for price volatility in order to maintain adequate margins. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

As of December 31, 2016, receivables from clients consisted of:

Margin loans	$4,324,839
Non-purpose loans	277,685
Client cash debits	112,011
Gross receivables	$4,714,535
Allowance for doubtful accounts	(596)
Total	$4,713,939

(Amounts in Thousands of Dollars)

5. Receivables from and Payables to Clients (continued)

As of December 31, 2016, payables to clients consisted of:

Free credits	$4,355,382
Secured credits	1,283,404
Other	171,625
Total	$5,810,411

Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

6. Cash and Securities Segregated and on Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker -dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2016 the Company included $308,869 in cash and $2,233,023 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $16,617 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC.

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2016, consist of the following:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 36,113
Receivables related to cash clearing activity	1,116,145
Receivables related to commodities clearing activity	18,869
Deposits with clearing organizations	75,180
Pending trades and other	40,222
Total	$ 1,286,529

(Amounts in Thousands of Dollars)

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations (continued)

Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 126,328
Other	7,928
Total	$ 134,256

8. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2016, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 40,471
Cash and securities segregated and on deposit for federal and other regulations	2,254,703
Securities purchased under agreements to resell	1,257,914
Securities borrowed	998,219
Financial instruments owned, at fair value	16,343
Receivables from brokers, dealers and clearing organizations	6,279
Receivables from affiliated companies	62,723

Liabilities	
Securities sold under agreements to repurchase	$ 48,228
Securities loaned	484,673
Payables to brokers, dealers and clearing organizations	9,690
Accrued compensation and benefits	92,837
Payables to affiliated companies	635,718
Subordinated liabilities (Note 9)	1,930,000

Cash and securities segregated and on deposit for federal and other regulations includes a resale agreement with an affiliated counterparty in the amount of $2,230,000 which the Company has deposited with a third party.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

8. Related-Party Transactions (continued)

Service Level Agreements

Pursuant to service level arrangements, the Company receives services from / provides services to affiliates (operational / administrative / securities research / other). The significant arrangements where the Company receives or provides such support services include arrangements with UBS Bank USA ("UBS BUSA"), UBS USA LLC, UBS Securities LLC ("UBSS LLC"), UBS AG Stamford Branch and UBS AG New York branch.

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs. UBSS LLC also serves as a counterparty to all resale and repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties. Additionally, the Company enters into stock borrow and stock loan transactions with UBSS LLC.

Pursuant to service level agreements, assignments and subleases, the Company transacts with UBS and certain other affiliates who have either entered into various non-cancelable operating lease agreements on the Company's behalf or in which the Company has entered into similar agreements on behalf of its affiliates.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 14).

Retail clients of UBSFSIPR are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSIPR pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI assumes the physical custody of, and conducts the brokerage settlement activities for accounts of UBSFSIPR and its clients.

During 2016, UBSFSI made capital contributions to UBSFSIPR in the amount of $225,000. UBSFSI also guarantees payment and performance of all liabilities, obligations and commitments of UBFSIPR. UBSFSI does not receive any consideration for this guarantee.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

9. Subordinated Liabilities

At December 31, 2016, subordinated borrowings and total credit facilities with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2018	130,000	450,000
Subordinated term loan	7/31/2018	200,000	200,000
Subordinated term loan	7/31/2018	400,000	400,000
Subordinated term loan	12/31/2018	150,000	150,000
Revolving subordinated loan	3/31/2020	1,050,000	1,500,000
		$ 1,930,000	$ 2,700,000

Revolving subordinated loans bear interest either at a rate based upon USD overnight LIBOR as posted daily by the ICE Benchmark Administration ("IBA"). Subordinated term loans are at fixed rates ranging from 1.1% to 3.2%.

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA.

10. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or

10. Risk Management (continued)

entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risk across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

10. Risk Management (continued)

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices.

(Amounts in Thousands of Dollars)

10. Risk Management (continued)

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market prices. At December 31, 2016, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $9,300 at December 31, 2016. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

During 2016, Standard and Poor's and Moody's Investor Service, Inc. further downgraded its rating on Puerto Rico general obligation bonds, based on concerns about deterioration in Puerto Rico's economy. In addition, the Puerto Rico government defaulted on four debt instruments. As a result of these recurring events, the Company continues to limit lending value on most Puerto Rico municipal securities and closed-end funds.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2016 was $17,000. The underlying collateral had a market value of $74,000 as of this date. For a significant number of these loans, the Company has recourse to the borrower.

11. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2031. A capital lease liability of $3,801 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2017	$ 175,234	$ 27,715
2018	163,973	24,477
2019	162,847	21,493
2020	156,217	21,728
2021	143,222	22,036
2022 and thereafter	524,224	44,016
	$ 1,325,717	$ 161,465

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental income.

As of December 31, 2016, the Company had recorded an onerous lease provision in the amount of $174,388 related to the Company vacating certain premises prior to the expiration of the lease terms. The liability is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and timing of resolution is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Company has a present obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Company, but are nevertheless expected to be, based on the Company's experience with similar asserted claims. Such provisions would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to select matters could be significant.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require the Company to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, the Company believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business.

Puerto Rico Matters

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and the Funds that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico ("UBS Trust of PR") and distributed by UBSFSIPR have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of approximately $2,000,000 of which claims with aggregate claimed damages of $861,000 have been resolved through settlements, arbitrations or withdrawal of the claim. The claims are filed by clients in Puerto Rico who own the Funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the Funds and of the loans.

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

A shareholder derivative action was filed in 2014 against UBSFSI, UBSFSIPR and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the Funds. In 2015, defendants' motion to dismiss was denied. Defendants' requests for permission to appeal that ruling were denied by the Puerto Rico Court of Appeals and the Puerto Rico Supreme Court. In 2014, a federal class action complaint was also filed against various UBS entities included the Company, UBSFSIPR and UBS Trust of PR, certain members of UBSFSIPR's senior management, and the co-manager of certain of the Funds seeking damages for investor losses in the Funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint, and in December 2016, defendants' motion to dismiss was granted in part and denied in part.

In March 2015 a class action was filed in Puerto Rico state court against UBSFSIPR seeking equitable relief in the form of a stay of any effort by UBSFSIPR to collect on non-purpose loans it acquired from UBS BUSA in December 2013 based on plaintiffs' allegation that the loans are not valid. The trial court denied defendants' motion to dismiss the action based on a forum selection clause in the loan agreements; the Puerto Rico Supreme Court has stayed the action pending its review of defendants' appeal from that ruling.

In 2014 UBSFSIPR reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBSFISPR's operations from January 2006 through September 2013, pursuant to which the Company is paying up to an aggregate of $7,700 in investor education contributions and restitution.

In September 2015, the SEC and FINRA announced settlements with UBSFSIPR of their separate investigations stemming from the 2013 market events. Without admitting or denying the findings in either matter, UBSFSIPR agreed in the SEC settlement to pay $15,000 (which includes $1,180 in disgorgement, a civil penalty of $13,630 and pre-judgment interest), and $18,500 in the FINRA matter (which includes up to $11,000 in restitution to UBSFSIPR customers and a civil penalty of $7,500). The Company also understands that the Department of Justice is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. The Company is cooperating with the authorities in this inquiry.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (the "System") against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR"), and other consultant and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated

(Amounts in Thousands of Dollars)

11. Commitments and Contingencies (continued)

their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. UBSPR is named in connection with its underwriting and consulting services. Defendants' motion to dismiss is pending. In September 2016, the System announced its intention to join the action as a plaintiff, and the court has since ordered that plaintiffs must file an amended complaint.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC's investigation of UBS's sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities including the Company, UBSFSIPR, UBS Trust of PR, certain of the Funds, and certain members of UBSFSIPR senior management, seeking damages for investor losses in the Funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. In September 2016, the court denied plaintiffs' motion for class certification. In October 2016, plaintiffs filed a petition with the US Court of Appeals for the First Circuit seeking permission to bring an interlocutory appeal challenging the denial of their motion for class certification. Defendants have filed an opposition to plaintiffs' petition.

Beginning in 2015, agencies and public corporations of the Commonwealth of Puerto Rico have defaulted on certain interest payments, and in July 2016, the Commonwealth defaulted on payments on its general obligation debt. Executive orders of the Governor that have diverted funds to pay for essential services instead of debt payments and stayed any action to enforce creditors' rights on the Puerto Rico bonds continue to be in effect. In June 2016, US federal legislation created an oversight board with power to oversee Puerto Rico's finances and to restructure its debt. The oversight board is authorized to impose, and has imposed, a stay on exercise of creditors' rights. These events, further defaults, any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth's finances, or any restructuring of the Commonwealth's obligations, may increase the number of claims against the Company concerning Puerto Rico securities as well as potential damages sought.

The Company's consolidated statement of financial condition as of December 31, 2016 reflects provision with respect to these matters in amounts that the Company believes to be appropriate under the applicable accounting standards. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may

11. Commitments and Contingencies (continued)

ultimately prove to be substantially greater (or may be less) than the provisions that have been recognized.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse members vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for the agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Commitments and Contingencies

At December 31, 2016 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $72,882.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2016, the Company had outstanding $123,333 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. There are no material underwriting commitments at December 31, 2016.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

12. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2016:

	UBSFSI Per FOCUS (Unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 15,385,070	$ 861,724	$ (530,387)	$ 15,716,407
Total stockholder's equity	$ 2,902,662	$ 123,620	$ (123,620)	$ 2,902,662

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2016, the computation of net capital in accordance with the Net Capital Rule includes $238,793 of flow through capital of UBSFSIPR. See Note 13 Net Capital Requirements.

13. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from the Company's SEA Rule 15c3-3 customer reserve computation as defined in SEA 15c3-1(a)(1)(22)/01, plus excess margin collected on resale agreements. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,338,860 was 22.41% of its December 31, 2016 aggregate debit items and its net capital in excess of the minimum required was $1,219,296.

The Company is subject to certain notifications and other provisions of the Net Capital Rule to disclose any advances and repayments of subordinated liabilities, as well as dividend and other equity withdrawals.

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

From February 2014 onwards, in general, only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose incentive exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest in full if certain performance targets are met, i.e., if the participant's business division is profitable in the financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012, 2013 and 2014, the performance conditions are based on the UBS Group AG return on tangible equity and the divisional return on attributed equity. Awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may be offered in deferred cash under the EOP plan rules.

Awards in UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights during the vesting period. Notional and performance shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 employees are entitled to receive a dividend equivalent which may be paid in notional shares and / or cash, and which will vest on the same terms and conditions as the award. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting. EOP awards granted until 2012 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

Additionally, the Company offers EOP shares earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

For awards granted from February 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group falls below 7%, if the Swiss Financial Market Supervisory Authority determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. DCCP awards granted since the performance year 2013 are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of the Group falls below 10% for Group Executive Board members and 7% for all other employees. The awards are subject to standard forfeiture and harmful acts provisions including voluntary termination of employment.

Commencing with the 2015 performance year (awards granted in 2016), employees are awarded notional additional tier 1 (AT1) instruments, which at the discretion of UBS can either be settled in the form of a cash payment or a perpetual, marketable AT1 instrument. Awards vest in full after five years, subject to there being no trigger event. For awards granted up to January 2015, interest on the awards is paid annually for performance years in which the firm generates an adjusted profit before tax. For awards granted in 2015 for the performance year 2014, discretionary interest may be paid annually on awards that vest after 5 years.

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

Financial Advisor Compensation

The Company operates compensation plans specific to its financial advisors which generally provide for cash payments and deferred awards that are formula driven and fluctuate in proportion to the level of the business activity.

The Company enters into compensatory arrangements with certain new financial advisors primarily as a recruitment incentive and to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. Growth Plus is an incentive program for selected financial advisors whose revenue productions and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010, 2011 and 2015 with potential arrangements to be granted in 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement which vests over five years.

In addition to these compensation arrangements, the Company may issue loans to certain new and active financial advisors. As of December 31, 2016, the Company has recorded $291,651 (net of an allowance of $29,262) related to these loans which is included in other assets in the consolidated statement of financial condition.

Partner Plus Plan is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds.

Company contributions and interest on both company and voluntary contributions ratably vest in 20% installments six to ten years following grant date. Company contributions and interest or

(Amounts in Thousands of Dollars)

14. Equity Participation and Other Compensation Plans (continued)

notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

15. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

In August 2015, the plan was amended to offer a permanent lump sum benefit payment feature that allows certain fully vested participants the ability to elect a lump sum benefit payment or to begin receiving annuity payments prior to age 65. Participants were able to elect this new form of payment starting in September, 2015.

The following table shows the projected benefit obligation and fair value of Plan assets as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2016:

Projected benefit obligation at December 31, 2016	$	892,384
Fair value of plan assets at December 31, 2016		777,698
December 31, 2016 status: underfunded	$	114,686

The measurement date was December 31, 2016. The accumulated benefit obligation was $891,886 for the year ended December 31, 2016.

For 2016, the benefit obligation for the Plan was determined using the following rates:

	Benefit Obligation
Discount rate	4.06%
Average rate of compensation increase	3.25%

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

The weighted average of the expected returns for each asset class used in determining the expected long-term rate of return on Plan assets was 7.10% for 2016.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target is 60% equity securities, 40% debt securities.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $170,430 to the Plan during 2016. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Defined Benefit Payments
2017	$ 60,154
2018	61,189
2019	60,107
2020	61,867
2021	60,982
Years 2022 – 2026	311,042

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Fair Value Measurement of Plan Assets

At December 31, 2016, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Common stock	$ 252,453	$ —	$ —	$ 252,453	32.46%
Mutual/collective funds	139,860	144,668	—	284,528	36.72
Short-term investments	—	20,115	—	20,115	2.58
Government securities	—	32,170	—	32,170	4.13
Corporate debt securities	—	188,241	—	188,241	24.10
Venture capital and partnerships	—	—	51	51	0.01
	$ 392,313	$ 385,194	$ 51	$ 777,558	100.00%
Accrued income expense				2,167	
Pending purchases and sales				(2,027)	
Total net investments, at fair value				$ 777,698	

In the year ended December 31, 2016 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

The following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value.

Common stock: Actively traded securities are valued at the closing price reported on the active exchange market on which the individual securities are traded.

Mutual/collective funds and short-term investments: Funds that are actively traded on an exchange are priced at the net asset value ("NAV") of shares held by the Plan at year end. Funds that are not actively traded on an exchange are priced at the NAV of shares held by the Plan at year end using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market based data.

15. Pension and Other Post-Employment Benefit Plans (continued)

Government securities and corporate debt securities: Government securities and corporate debt securities are valued daily primarily using institutional bid evaluations. Bid evaluations are an estimated price at which a dealer would pay for a security. Corroborated indicative market observable data such as reported sales of similar securities, broker and dealer quotes, market information, including live trading levels are used when available to estimate the institutional bid evaluation. Government securities use the consensus and matrix pricing method. The inputs (quotes, spread and data points for yield curves) to these methods can be considered to be observable market based data. Corporate debt securities use the discounted cash flow method. The inputs (e.g., the issue's margin, the forward curve from the appropriate benchmark, and data points for yield scale) to these methods can be considered to be observable market based data.

Venture capital and partnerships: Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. Within Level 3, the use of market approach generally consists of using comparable market transactions or other data, while the use of income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Amounts in Thousands of Dollars)

15. Pension and Other Post-Employment Benefit Plans (continued)

Post-Retirement Medical and Life Plans

The accumulated benefit obligation of the plan at December 31, 2016, is $530, which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition.

The Company does not currently fund this plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Post-Retirement Medical/Life Benefit Payments
2017	$ 233
2018	44
2019	45
2020	30
2021	28
Years 2022 – 2026	115

A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on postretirement benefit obligation	$ 22	$ (20)

15. Pension and Other Post-Employment Benefit Plans (continued)

Other Benefit Plans

Employees of the Company are eligible to participate in the UBSFSI 401(k) Plan, which includes an employee savings investment plan and a defined retirement contribution plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

16. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance with ASC Topic 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will be realized for federal, state, and local deferred tax assets and accordingly, no valuation allowance was recorded against these assets.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain foreign deferred tax assets and accordingly, a valuation allowance of $350,093 has been recorded. Since December 31, 2015, the valuation allowance related to foreign deferred tax assets increased by $68,796.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

16. Income Taxes (continued)

The components of the Company's deferred tax assets and liabilities as of December 31, 2016 were as follows:

Deferred tax assets:	
Employee benefits	$ 993,612
Accelerated income and deferred deductions	315,627
Net operating loss carryforwards	286,291
Book over tax depreciation	126,511
Valuation of trading assets and investments	4,639
	1,726,680
Valuation allowance	(350,093)
Total deferred tax assets	1,376,587
Deferred tax liabilities:	
Accelerated deductions and deferred income	293,793
Valuation of trading liabilities and investments	6,353
Total deferred tax liabilities	300,146
Net deferred tax assets	$1,076,441

At December 31, 2016, the Company has federal net operating loss carryforwards of $640,675 that will begin to expire in 2031, state and local net operating loss carryforwards of $739,802 that will begin to expire in 2020 and foreign net operating loss carryforwards of $458,415 that will begin to expire in 2024. The state and local net operating loss carryforwards are primarily related to California, Connecticut, and New York. The Company has foreign tax credit carryforwards of $13,931 that will begin to expire in 2020.

The effective tax rate for the Company differs from the statutory federal rate primarily due to the change in the valuation allowance for the Company's foreign deferred tax assets, state and local taxes, and the meals and entertainment permanent difference.

16. Income Taxes (continued)

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2016
(Amounts in Thousands of Dollars)

Total amounts of unrecognized tax benefits as of December 31, 2016	$2,591
The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	$2,204
The total amount of interest and penalties recognized in the consolidated statement of financial condition	$ 541

UBSFSI is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. UBSFSI also files stand-alone returns in various state and local jurisdictions. As of December 31, 2016, the consolidated group, of which UBSFSI is a member, is under examination by the Internal Revenue Service for tax years 2012 through 2014 and tax year 2015 is open for examination. There are various state and local jurisdictions currently under audit for tax years 2002 through 2014 and tax year 2015 is open for examination. UBSFSIPR files income tax returns with the Commonwealth of Puerto Rico, for which tax years 2011 through 2015 are subject to examination.

In the next twelve months, the Company believes there will be no material changes to unrecognized tax benefits.

17. Subsequent Events

In 2015, UBS established UBS Business Solutions LLC, a wholly owned subsidiary of UBS for the purpose of enabling operational continuity of critical services should a recovery or resolution event occur. Effective January 1, 2017, UBSFSI transferred shared services and support functions into UBS Business Solutions LLC.

The Company has evaluated its subsequent event disclosure through March 2, 2017, the date that the Company's consolidated statement of financial condition was issued, and has determined that there are no events, other than those described above, that would have a material of impact on the consolidated statement of financial condition.